EXHIBIT 99.3
OFS HOLDINGS, LLC
AMENDED AND RESTATED PARTICIPATION INCENTIVE PLAN
Introductory Statement
The Board of Directors of OFS Holdings, LLC (the “Company”) previously approved and adopted the OFS Holdings, LLC Participation Incentive Plan to provide benefits to certain of the Company’s officers and employees. On May 14, 2010, the Company, OFS Energy Services, LLC, a Delaware limited liability company (“OFS ES”), and Key Energy Services, Inc., a Maryland corporation (“Key”), entered into a letter of intent to negotiate a Purchase and Sale Agreement (the “Purchase Agreement”), pursuant to which the Company and OFS ES would agree, subject to certain conditions, to sell the well workover and stimulation services, as well as site preparation, fluid handling, coiled tubing, transportation and disposal services to exploration and production companies operating in Texas, Louisiana, Oklahoma and elsewhere to Key (the “Transaction”). As a result of the foregoing, the Company desires to amend the Plan in certain respects as more fully set forth herein.
NOW, THEREFORE, the Amended and Restated OFS Holdings, LLC Participation Incentive Plan is hereby effective this July 20, 2010 as follows:
Section 1. Purpose. The purpose of this Amended and Restated OFS Holdings, LLC Participation Incentive Plan (the “Plan”) is to attract and retain the best available talent and encourage the highest level of performance by officers and key employees of the Company and its subsidiaries, and to provide them with competitive compensation that relates directly to the profitability of the Company.
Section 2. Definitions. For the purposes of the Plan, the following terms shall have the meanings indicated, unless the context clearly indicates otherwise:
“Amount From Sales and Distributions” shall mean net cash proceeds, the fair market value of readily tradable marketable securities, or both, received by the Company from time to time after the date hereof as a result of (a) all sales and other dispositions of Company Property less any portion thereof used to (i) establish reasonable reserves for indemnity claims, working capital, and transfer related state and local taxes and (ii) to repay debt of the Company, and (b) all distributions from the Company’s subsidiaries. With respect to the value of any shares of Key common stock received in connection with the Transaction, the value of such securities for purposes of calculating Amount From Sales and Distributions shall be equal to the Closing Share Price.
“Board” shall mean the Board of Directors of the Company.
“Closing Share Price” shall mean the average of the last closing trade price for shares of Key common stock on the New York Stock Exchange, as reported by Bloomberg Financial Markets, Inc. for the 10 trading day period ending on the date of the closing of the Transaction or the last preceding date on which such price is available. Such determination is to be appropriately adjusted for any dividend, share split, share combination or other similar transaction during the applicable calculation period to prevent the dilution or enlargement of benefits hereunder.

“Change of Control” shall mean that Parent shall cease to have Control of the Company.
“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.
“Company Property” shall mean all assets of any type owned by the Company from time to time, including all real, personal and mixed property.
“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of an entity, whether through the ability to exercise voting power, by contract or otherwise.
“Incentive Award” shall mean any award that is permitted under Section 3 and granted under the Plan.
“Individual Agreement” shall mean an agreement between the Company and a Participant with respect to the grant of an Incentive Award hereunder.
“Initial Distribution Threshold” shall, except as otherwise agreed in an Individual Agreement, mean $50,000,000.
“Parent” shall mean ArcLight Energy Partners Fund III, L.P.
“Participant” shall mean an officer or other key employee of the Company or any subsidiary who is designated by the Board pursuant to Section 3 hereof as eligible, or who is entitled, pursuant to the terms of an Individual Agreement, to receive incentive compensation under the Plan.
“Payment Date” shall mean the date established by the Board for the payment by the Company of amounts due a Participant under an Individual Agreement. The Board shall establish a Payment Date as soon as practicable following the receipt of any Amount from Sales and Distributions in excess of the Initial Distribution Threshold, but in no event shall such Payment Date be later than (i) the last day of the calendar year in which the Amount from Sales and Distributions is received by the Company or (ii) the seventy-fifth day following receipt by the Company of such Amount from Sales and Distributions.
“Plan” shall mean this Participation Incentive Plan, as amended from time to time.
“Transaction” shall have the meaning set forth in the Introductory Statement above; provided, however, that any similar sale of the Company (and/or its subsidiaries and affiliates other than Cinco Pipe & Supply, LLC and Quail Nuclear Specialty Services, LLC), whether through merger, reorganization or transfer of its assets to a third party within 12 months of the effective date of this amendment and restatement shall also be deemed a Transaction.
Section 3. Participation. The Board will designate the officers and key employees of the Company and its subsidiaries who are eligible to participate in the Plan. Individual awards may be made under the Plan pursuant to Individual Agreements that the Board determines are consistent with the purpose of the Plan and the interests of the Company. The Board may distinguish among Participants in any manner deemed appropriate by the Board.

Section 4. Administration. The Board shall have the exclusive right, power, and authority, in its sole, full and absolute discretion, to interpret any and all of the provisions of the Plan, to supervise the administration and operation of the Plan, to consider and decide conclusively any questions (whether of fact or otherwise) arising in connection with the administration of the Plan or any claim for benefits arising under the Plan, to correct any defect or omission or reconcile any inconsistency in the Plan or any payment to be made hereunder, and to make any other determinations that it believes necessary or advisable in the administration of the Plan. Any decision or action of the Board shall be conclusive and binding on all parties.
Section 5. Incentive Awards. Each Incentive Award shall be vested at such times, in such manner and subject to such terms and conditions as the Board may, in its sole and plenary discretion, specify in any applicable Individual Agreement. Except as otherwise specified by the Board in the applicable Individual Agreement, an Incentive Award may only be paid to the extent that it has already vested at the time of payment. The Board may impose such conditions with respect to the payments due with respect to such Incentive Awards, including, without limitation, any arising from the application of Federal or state securities laws, as it may deem necessary or advisable.
Section 6. Individual Agreements. Each Incentive Award hereunder shall be evidenced by an Individual Agreement, which shall be delivered to the Participant and shall specify the terms and conditions of the Incentive Award and any rules applicable thereto, including, but not limited to, the effect on such Incentive Award of the death, disability or termination of employment or service of a Participant and the effect, if any, of such other events as may be determined by the Board.
Section 7. Change of Control. Unless otherwise provided in the applicable Individual Agreement, in the event of a Change of Control after the date of the adoption of the Plan, unless provision is made in connection with the Change of Control for assumption of Individual Agreements previously granted or substitution for such Individual Agreements of new awards with respect to a successor entity or its parent or subsidiary with appropriate adjustments as to such Individual Agreement, if applicable, any outstanding Incentive Awards then held by Participants that are unvested shall automatically be deemed vested as of immediately prior to such Change of Control and all restrictions and forfeiture provisions related thereto shall lapse as of immediately prior to such Change of Control.
Section 8. Release and Full Settlement. In connection with the receipt of any cash payment or transfer of other vested property with respect to an Incentive Award hereunder, a Participant shall agree to execute and deliver in connection with Participant’s termination of employment a mutual release, in the form established by the Board, releasing Participant, the Company and all other entities in the same group as the Company, and the Company’s and such entities’ members, officers, directors, employees and agents from any and all claims and from any and all causes of action of any kind or character, including but not limited to all claims or causes of action arising out of such Participant’s employment with the Company or such entity or the termination of such employment, and any benefits to which a Participant is entitled under the Plan. The performance of the Company’s obligations hereunder and the receipt by such Participant of any benefits provided hereunder shall constitute full settlement of all such claims and causes of action.

Section 9. Amendment and Termination. The Board may, in its sole discretion, at any time and from time to time amend, modify, or suspend the Plan, in whole or in part, provided that no such amendment, modification or suspension shall adversely affect the rights of any Participant to payment under the Plan. Any such amendments must be made by written instrument, and notice of such amendments shall be provided as soon as administratively practicable to Participants after their adoption.
Section 10. Tax Withholding. As a condition to the receipt of any payment hereunder, or in connection with any other event that gives rise to a federal, state or other governmental tax withholding obligation on the part of the Company or relating to such distribution/payment (including, without limitation, FICA tax), the Company shall require that Participants remit to the Company, or make arrangements satisfactory to the Company regarding payment of, an amount sufficient in the opinion of the Company to satisfy such withholding obligation. Notwithstanding the foregoing, the Company may establish procedures for the satisfaction of a Participant’s withholding tax liability incurred upon a payment hereunder by enabling the Participant to authorize the Company to retain from the payment hereunder made in a form other than cash, that portion of the payment having a fair market value that will satisfy only the minimum statutory withholding obligation imposed under this section. For this purpose, fair market value shall be determined as of the date on which the amount of tax to be withheld is determined but with respect to payments relating to the Transaction, fair market value shall be determined in accordance with the Closing Share Price.
Section 11. Miscellaneous.
11.1 Unfunded Plan / Participant’s Rights Unsecured and Unfunded. The Plan is an unfunded plan maintained primarily to provide benefits for a select group of management or highly-compensated employees. Accordingly, no assets of the Company, Parent or otherwise shall be segregated or earmarked to represent the liability for accrued benefits under the Plan. The right of the Participant to receive a payment hereunder shall be an unsecured claim against the general assets of the Company. Neither the Company nor Parent is required to set aside money or any other property to fund its obligations under the Plan, and all amounts that may be set aside by the Company or Parent prior to distribution under the terms of the Plan remain the property of the entity setting the amounts aside.
11.2 Plan is not a Contract of Employment. The existence of the Plan, as in effect at any time or from time to time, or any grant of award under the Plan shall not be deemed to constitute a contact of employment between the Company or any other entity and the Participant, nor shall it constitute a right to remain in the employ of the Company or any other entity. Nothing in the Plan shall give the Participant the right to be retained in the service of the Company or any other entity or to interfere with the right of the Company or any other entity to discipline or discharge the Participant at any time. Unless otherwise provided in a written employment agreement with a Participant, employment with the Company or any other entity is employment-at-will and either party may terminate the Participant’s employment at any time, for any reason, with or without cause or notice.

11.3 Successors. All obligations of the Company under the Plan shall be binding upon and inure to the benefit of any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise.
11.4 Notice. Any notice required or permitted under the Plan shall be sufficient if in writing and hand delivered, sent by first class, registered or certified mail, or by such other means as the Board, in its sole discretion, may deem appropriate. Such notice shall be deemed as given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or on the receipt for registration or certification. Mailed notice to the Board shall be directed to ArcLight Capital Partners, LLC, 200 Clarendon Street, 55th Floor, Boston, Massachusetts — Attention: John A. Tisdale. Mailed notice to the Participant shall be directed to Participant’s address set forth in an Individual Agreement.
11.5 No Guarantee of Benefits. Nothing contained in the Plan shall constitute a guaranty by the Company or any other person or entity that the assets of the Company will be sufficient to pay any benefit hereunder. No Participant or other person shall have any claim to be granted any Incentive Award, and there is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Incentive Awards. The terms and conditions of Individual Awards and the Board’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated.
11.6 Non-Alienation Provision; Third Party Rights. Subject to the provisions of applicable law and as provided in an Individual Agreement, without the prior consent of Parent no interest of any person or entity in, or right to receive a benefit or distribution under, the Plan shall be subject in any manner to sale, transfer, assignment, pledge, attachment, garnishment, or other alienation or encumbrance of any kind; nor may such interest or right to receive a distribution be taken, either voluntarily or involuntarily for the satisfaction of the debts of, or other obligations or claims against, such person or entity, including claims for alimony, support, separate maintenance and claims in bankruptcy proceedings. Nothing express or implied in the Plan is intended or may be construed to give any person other than the Participant any rights or remedies under the Plan except as agreed in advance by Parent.
11.7 Applicable Law. The Plan shall be construed and administered under the laws of the State of Delaware without resort to its conflicts-of-laws principles.
11.8 Taxes. To the extent required by law, amounts accrued under the Plan shall be subject to federal social security and unemployment taxes during the year the services giving rise to such amounts were performed (or, if later, when the amounts are both determinable and not subject to substantial risk forfeiture). The Company (or such entities delegated by the Company) shall be entitled to withhold from any payments made pursuant to the Plan such amounts as may be required by federal, state or local law.

11.9 Excess Payments. Any excess payment of Plan benefits due to any mistake of fact or law shall be refunded to the Company or withheld by it from any further amounts otherwise payable under the Plan or by the Company outside of the Plan.
11.10 No Impact on Other Benefits. Amounts accrued under the Plan shall not be included in the Participant’s compensation for purposes of calculating benefits under any other plan, program or arrangement sponsored by the Company or any of its affiliates, unless such plan, program or arrangement so provides or if provided under applicable law.
11.11 Incapacity of Recipient. If the Participant is living under guardianship or conservatorship, distributions payable under the terms of the Plan to the Participant shall be paid to his or her appointed guardian or conservator and such payment shall be a complete discharge of any liability of the Company under the Plan. Any distribution payable under the terms of the Plan after the Participant’s death shall be payable to the Participant’s estate, and such payment shall be a complete discharge of any liability of the Company under the Plan.
11.12 No Limitation on Corporate Actions. Nothing contained in the Plan shall be construed to prevent the Company from taking any corporate action which is deemed by it to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any awards made under the Plan. No employee, beneficiary or other person shall have any claim against the Company or Parent as a result of any such action.
11.13 Limitation On Liability. The liability of the Company under the Plan is limited to the obligations expressly set forth in the Plan, and no term or provision of the Plan may be construed to impose any further additional duties, obligations, or costs on the Company or the Board not expressly set forth in the Plan.
11.14 Severability. If any provision of the Plan is held unenforceable, the remainder of the Plan shall continue in full force and effect without regard to such unenforceable provision and shall be applied as though the unenforceable provision were not contained in the Plan.
11.15 Usage of Terms and Headings. Words in the masculine gender shall include the feminine and the singular shall include the plural, and vice versa, unless qualified by the context. Any headings are included for ease of reference only, and are not to be construed to alter the terms of the Plan.
11.16 Section 409A. It is the intention of the Company that awards under the Plan not result in taxation under Section 409A of the Code, and the regulations and guidance promulgated thereunder. Notwithstanding anything to the contrary herein, to the extent that any provision of the Plan would otherwise result in taxation under Section 409A of the Code, such provision shall be deemed null and void. Notwithstanding anything in the Plan to the contrary, the Board shall have the authority to amend the Plan and any Individual Agreement issued under the Plan to the extent necessary to avoid the imposition of tax under Section 409A of the Code.
11.17 Nature of Payments. Any and all distributions/payments to Participants under the Plan shall constitute a special incentive payment to the Participant and shall not be taken into account in computing the amount of salary or compensation of the Participant for the purpose of determining any benefits under any pension, retirement, profit-sharing, bonus, life insurance, severance or other benefit plan of the Company or under any agreement with the Participant, unless such plan or agreement specifically provides otherwise.

6